Exhibit 10.12(b)

AMENDMENT TO
EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT (this "Amendment") is made by and between **EXPRESSJET HOLDINGS, INC.**, a Delaware corporation ("Company"), and **JAMES B. REAM** ("Executive").

W I T N E S S E T H:

WHEREAS, Company and Executive and Continental Airlines, Inc., a Delaware corporation ("Continental") previously entered into that certain Employment Agreement, dated as of April 17, 2002 and amended as of April 24, 2002 (the "Agreement"), setting forth the terms of Executive's employment with Company;

WHEREAS, the parties now desire to modify the Agreement with this Amendment, effective as of April 1, 2005 (the "Effective Date"); and

WHEREAS, this Amendment does not affect the rights or duties of Continental, and the approval of Continental is not required with respect to this Amendment;

NOW THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, Company and Executive hereby agree as follows:

1.   Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

2.   The first sentence of Section 3.1 of the Agreement is hereby amended to read in its entirety as follows:

"During the period of this Agreement, Executive shall receive a minimum annual base salary equal to the greater of (i) $320,000.00 or (ii) such amount as Company and Executive mutually may agree upon from time to time."

3.   Continuing Effectiveness of Agreement. Except as expressly provided herein to the contrary, the Agreement shall remain unaffected and shall continue in full force and effect after the date hereof.

4.   Counterparts. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts (including counterparts delivered by telecopy), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Any such counterpart delivered by telecopy shall be effective as an original for all purposes.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the 14th day of March, 2005, to be effective as of the Effective Date.

ExpressJet Holdings, Inc.

By: /s/ Scott R. Peterson
Scott R. Peterson
Vice President and General Counsel

"Executive"

By: /s/ James B. Ream
James B. Ream